UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

Mixer House, Rokach Blvd 101, Tel Aviv 6153101 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885, 333-175546 and 333-193350).

CONTENTS

               Attached hereto is a copy of the Registrant’s press release issued on October 24, 2018, reporting the results for the three months ended March 31, 2018 and the three months and six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: October 25, 2018
	By:	/s/ Brendan Reidy
Brendan Reidy
Chief Executive Officer

Digital business
starts here.

Top Image Systems Reports Earnings for the First and Second
Quarters of 2018

TEL AVIV, Israel and PLANO, Texas – October 24, 2018 – (GLOBE NEWSWIRE) Top Image Systems Ltd. (NASDAQ:TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the first and second quarters of 2018.

Brendan Reidy, CEO of Top Image Systems, commented: “We are pleased to be reporting both our first and second quarters along with the six months ended June 30, 2018, results, and we feel the appointment of John London as Interim CFO will streamline our financial reporting process moving forward. We remain focused on our three key priorities as last communicated, which are achieving continuous efficiency improvements from our operations; protecting our core receivables automation and forms processing businesses, and; investing in the cloud-based process automation solutions, with particular emphasis on accounts payable automation. We continue to enhance our core product offering to ensure customer satisfaction. We are developing a hybrid on-premise and cloud-based financial automation product that we expect to launch within approximately the next six to nine months, to be followed by the launch of our full cloud financial automation solution. We see opportunities to broaden our product offerings to our current installed base of legacy eGistics customers, and believe these initiatives, when combined with our discipline and rigorous expense management, will enable us to achieve our goal of improved operational performance and improving the Company’s financial health.”

The Company’s revenues and bottom line results for each of the three months ended March 31, 2018, and June 30, 2018, are not comparable to prior year periods due to our adoption, effective January 1, 2018, of Accounting Standards Codification 606, Revenues with Contracts from Customers (“ASC 606”). ASC 606 changed how the Company computes and records revenues and commissions from customer contracts (new and existing). Under the new method, revenues for the three months ended March 31, 2018, and June 30, 2018, were $1,000 and $59,000 lower, respectively, than they would have been had the prior accounting method been continued by the Company. Net loss for the same periods decreased by $91,000 and increased by $48,000, when compared to the prior periods, respectively, which included the net benefit of $92,000 and $11,000, respectively, resulting from the deferral of commission expense on new business signings in the periods to contract intangible assets, net of related amortization for same. Results for prior year periods reflect the previous accounting method and have not been restated to apply the new method.

First Quarter Financial Highlights

•	Revenues for the quarter were $7.0 million, compared to $7.3 million in the same period in 2017 and $7.9 million in the fourth quarter of 2017;
•	Quarterly operating loss was ($1.8) million, compared to ($1.7) million in the same period in 2017 and ($1.2) million in the fourth quarter of 2017;
•	Adjusted EBITDA** was a loss of ($1.0) million, compared to ($0.9) million in the same period in 2017 and ($0.7) million in the fourth quarter of 2017;
•
Quarterly recurring revenues were $4.4 million, representing 63% of total revenue, compared to $4.3 million, or 59% of total revenues in the same period of 2017, and $4.4 million, representing 56% of total revenues, in the fourth quarter of 2017;

•	Quarterly GAAP operating expenses were $8.8 million, compared to $9.0 million in the same period of 2017 and $9.1 million in the fourth quarter of 2017.

contact@topimagesystems.com	www.topimagesystems.com	October 25, 18

Second Quarter Financial Highlights

•	Revenues for the quarter were $7.0 million, approximately the same figure as in the first quarter of 2018, but down $0.4 million when viewed against the same period in 2017;
•	Quarterly operating loss was ($0.8) million, compared to ($1.8) million in the first quarter of 2018 and ($1.3) million in the same period in 2017;
•	Adjusted EBITDA** was a loss of ($0.3) million, compared to ($1.0) million in the first quarter of 2018 and ($0.5) million during the same period in 2017;
•
Quarterly recurring revenues were $4.4 million, representing 63% of total revenue, essentially unchanged from the prior quarter and compared to $4.6 million, representing 63% of total revenues, in the same period of 2017;

•	Quarterly GAAP operating expenses were $7.8 million, compared to $8.8 million in the first quarter of 2018, and $8.8 million in the same period of 2017.

Six Month 2018 Financial and Operational Highlights

•	Revenues were $14.0 million, compared to $14.7 million in the first six months of 2017;
•	Operating loss was ($2.6) million, compared to ($3.1) million in the first six months of 2017;
•	Adjusted EBITDA** was a loss of ($1.3) million, compared to ($1.4) million in the first six months of 2017;
•	Recurring revenues for the first six months of 2018 were $8.8 million, representing 63% of total revenue, compared to $8.9 million, representing 61% of total revenues, in the first six months of 2017;
•	GAAP operating expenses were $16.6 million, compared to $17.8 million in the first six months of 2017;
•	Entered into a Term Sheet with Hale Capital Partners, LP, for the provision of up to $3 million of senior debt financing;
•	Entered into a secured line of credit with a U.S. Bank in the amount of $2.5M, replacing a terminated line of credit with the same bank;
•
Signed a $3.2 million contract in February 2018 with a leading multinational energy company in Italy to provide eFLOW software, related implementation services, and annual maintenance.  Revenues for this contract will be recorded over the course of the next eight quarters and beyond, depending on deliveries and other factors, including future annual maintenance;

•
Signed a $2.0 million contract in June 2018 with a leading Hong Kong financial institution to provide eFLOW software, hardware systems, related implementation services and annual maintenance. Revenues for this contract will be recorded over the course of the next eight quarters and beyond, depending on deliveries and other factors, including future annual maintenance.

Subsequent 2018 Highlights

•	Announced the appointment of John London as Interim Chief Financial Officer;
•
Effective December 31, 2018, due to conditions at June 30, 2018, the Company will no longer qualify as a foreign private issuer under applicable SEC rules. Accordingly, unless such conditions change, beginning with the Company’s filing of an Annual Report on Form 10-K for the year ending December 31, 2018, the Company will file disclosure documents (including future quarterly reports on Form 10-Q) applicable to domestic U.S. issuers;

•	Showcased its next-generation accounts payable automation solution for SAP at the SAP Financials 2018 Conference;
•	In the third quarter of 2018, we signed $0.6 million in contracts to provide eFLOW software for customers in Asia Pacific and the United Kingdom.

Conference Call

The Company will host a conference call and webcast on Thursday, October 25, 2018, at 10:00 am ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the US Toll/International dial-in number.

US Toll-Free Dial-in Number: 1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number: 1-201-689-8560
Israel Toll-Free Dial-in Number: 809 406 247
The conference call is scheduled to begin at:
7:00 a.m. Pacific Time / 10:00 a.m. Eastern Time / 5:00 p.m. Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=131695

For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems website www.topimagesystems.com.

Throughout the following three months, the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=131695

** Non-GAAP Financial Measures
In addition to GAAP measures, this release includes non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization, depreciation expenses, non-cash stock-based compensation expenses and other non-recurring items not part of regular business, resulting in a loss for each period presented), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the first and second quarters of 2018, the first six months of 2018 and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems
Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more. Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible. TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at https://www.topimagesystems.com/ for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward-looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

***
TIS Investors Contact:
 James Carbonara, Regional Vice President, Hayden IR
james@haydenir.com + 1 646 755 7412

Top Image Systems Ltd.
Statements of Operations
Unaudited
	Three months ended March 31,
	2018	2017
	U.S. dollars in thousands, except per share data
Revenues:
License	$1,157	$1,686
Services	5,870	5,639

Total revenues	7,027	7,325

Cost of revenues :
License	141	160
Services	3,850	3,963

Total cost of revenues	3,991	4,123

Gross profit	3,036	3,202

Operating expenses:
Research and development, net	1,150	1,217
Sales and marketing	1,507	1,774
General and administrative	1,747	1,777
Amortization of intangible assets	162	153
Restructuring related costs	246	-

Total operating expenses	4,812	4,921

Operating loss	(1,776)	(1,719)

Financial (expenses) income, net	(79)	46

Other income, net	-	2

Loss before taxes on income	(1,855)	(1,671)

Tax expenses	(68)	(96)

Net loss	$(1,923)	$(1,767)

Attributable to:
The Company's shareholders	$(1,925)	$(1,769)
Non-controlling interests	2	2

Net loss	$(1,923)	$(1,767)

Net loss per Ordinary share attributable to the Company's shareholders:
Basic and diluted	$(0.11)	$(0.10)

Weighted-average number of shares used in computation of net loss per share:
Basic and diluted	18,216	17,932

Top Image Systems Ltd.
Statements of Operations
Unaudited
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	U.S. dollars in thousands, except per share data
License	$936	$1,285	$2,093	$2,971
Services	6,041	6,123	11,911	11,762

Total revenues	6,977	7,408	14,004	14,733

Cost of revenues :
License	88	124	229	284
Services	3,652	4,107	7,502	8,070

Total cost of revenues	3,740	4,231	7,731	8,354

Gross Profit	3,237	3,177	6,273	6,379

Operating expenses:
Research and development, net	1,020	1,228	2,170	2,445
Sales and marketing	1,355	1,494	2,862	3,268
General and administrative	1,482	1,645	3,229	3,422
Amortization of intangible assets	162	153	324	306
Restructuring related costs	10	-	256	-

Total operating expenses	4,029	4,520	8,841	9,441

Operating loss	(792)	(1,343)	(2,568)	(3,062)

Financial expenses, net	(120)	(410)	(199)	(364)

Other income, net	-	4	-	6

Loss before taxes on income	(912)	(1,749)	(2,767)	(3,420)

Tax expenses	(45)	(50)	(113)	(146)

Net loss	$(957)	$(1,799)	$(2,880)	$(3,566)

Attributable to:
The Company's shareholders	$(958)	$(1,804)	$(2,883)	$(3,573)
Non-controlling interests	1	5	3	7

Net loss	$(957)	$(1,799)	$(2,880)	$(3,566)

Net loss per Ordinary share attributable to the Company's shareholders:
Basic and diluted	$(0.05)	$(0.10)	$(0.16)	$(0.20)

Weighted-average number of shares used in computation of net loss per share:
Basic and diluted	18,271	17,932	18,244	17,932

Top Image Systems Ltd.
Consolidated Balance Sheets
Unaudited
	June 30,	March 31,	December 31,
	2018	2018	2017
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,280	$2,531	$2,231
Restricted cash	98	226	220
Trade receivables, net	5,228	5,210	5,226
Other accounts receivable and prepaid expenses	891	920	1,108

Total current assets	7,497	8,887	8,785

LONG-TERM ASSETS:
Severance pay fund	502	502	638
Restricted deposits	158	167	163
Long-term deposits and long-term assets	81	79	77
Property and equipment, net	480	624	793
Intangible assets, net	2,176	2,334	2,353
Goodwill	18,711	18,995	18,822

Total long-term assets	22,108	22,701	22,846

Total assets	$29,605	$31,588	$31,631

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loan	$800	$800	$800
Trade payables	1,713	1,869	1,543
Deferred revenues	3,661	3,656	3,033
Accrued expenses and other accounts payable	4,421	4,993	4,324

Total current liabilities	10,595	11,318	9,700

LONG-TERM LIABILITIES:
Accrued severance pay	606	628	721
Non-current deferred revenues	1,586	1,732	1,893
Long-term convertible note	5,225	5,079	4,936
Other long-term liabilities	104	148	212

Total long-term liabilities	7,521	7,587	7,762

Total liabilities	18,116	18,905	17,462

SHAREHOLDERS' EQUITY
Total parent shareholders' equity	11,436	12,632	14,119
Non-controlling interest	53	51	50

Total shareholders' equity	11,489	12,683	14,169

Total liabilities and shareholders' equity	$29,605	$31,588	$31,631

Top Image Systems Ltd.
Statements of Operations
Unaudited
	Three months ended March 31,
	2018	2017
	U.S. dollars in thousands, except per share data
Adjusted EBITDA:

Net loss attributable to the Company's shareholders	$(1,925)	$(1,769)
Interest	166	144
Other financial income, net	(87)	(190)
Taxes	68	96
Depreciation	176	172
Amortization	165	394
Stock-based compensation expenses	199	204
Restructuring charge	246	-
Debt reserve adjustment	-	3

Total Adjusted EBITDA	$(992)	$(946)

Reconciliation of GAAP to Non-GAAP Results:

Net loss attributable to the Company's shareholders	$(1,925)	$(1,769)
Amortization	165	394
Stock-based compensation expenses	199	204
Restructuring charge	246	-
Debt reserve adjustment	-	3

Non-GAAP net loss	$(1,315)	$(1,168)

Non-GAAP net loss per Ordinary share attributable to the Company's shareholders:
Basic and diluted	$(0.07)	$(0.07)

Weighted-average number of shares used in computation of Non-GAAP net loss per Ordinary share attributable to the Company's shareholders:
Basic and diluted	18,216	17,932

Top Image Systems Ltd.
Statements of Operations
Unaudited
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	U.S. dollars in thousands, except per share data
Adjusted EBITDA:

Net loss attributable to the Company's shareholders	$(958)	$(1,804)	$(2,883)	$(3,573)
Interest	169	211	335	355
Other financial (income) expense, net	(49)	199	(136)	9
Taxes	45	50	113	146
Depreciation	154	175	330	347
Amortization	168	393	333	787
Stock-based compensation expenses	183	232	382	436
Restructuring charge	10	-	256	-
Debt reserve adjustment	(3)	68	(3)	71

Total Adjusted EBITDA	$(281)	$(476)	$(1,273)	$(1,422)

Reconciliation of GAAP to Non-GAAP Results:

Net loss attributable to the Company's shareholders	$(958)	$(1,804)	$(2,883)	$(3,573)
Amortization	168	393	333	787
Stock-based compensation expenses	183	232	382	436
Restructuring charge	10	-	256	-
Debt reserve adjustment	(3)	68	(3)	71

Non-GAAP net loss	$(600)	$(1,111)	$(1,915)	$(2,279)

Non-GAAP net loss per Ordinary share attributable to the Company's shareholders:
Basic and diluted	$(0.03)	$(0.06)	$(0.10)	$(0.13)

Weighted-average number of shares used in computation of Non-GAAP net loss per Ordinary share attributable to the Company's shareholders:
Basic and diluted	18,271	17,932	18,244	17,932